Exhibit 99.1

May 5, 2016

ATTUNITY REPORTS FIRST QUARTER 2016 RESULTS

Continued revenue growth in the first quarter of 2016
Closed large strategic enterprise deal with a Fortune 100 company driven by Hadoop adoption
- - -

Burlington, MA – May 5, 2016 – Attunity, Ltd. (NasdaqCM: ATTU), a leading provider of Big Data management software solutions, today reported its unaudited financial results for the three-month period ended March 31, 2016.

“We are pleased with the progress of our enhanced sales and marketing strategy to engage larger customers for the implementation of our Big Data management platform. During the first quarter, this strategy contributed to the closing of notable new customer engagements, as well as the rapid growth of our sales pipeline with larger transactions in both size and scope than in previous periods. We expect this growth to have a greater impact on our financial results over the coming quarters,” said Shimon Alon, Chairman and CEO of Attunity.

"With this strategy we are aligning with changing market dynamics driven by the bourgeoning Hadoop market that raised customer demand from point solutions to enterprise-wide and unified replication platforms. These market dynamics have enhanced our competitive positioning, and large enterprises are now selecting our innovative and broad platform to support their large-scale implementation needs.
In the first quarter, we won and onboarded new customer accounts that strategically selected our platform – including Ford Motor Company, a leading Fortune 100 automobile manufacturer, and Autodesk, a leader in 3D Design, Engineering & Entertainment software. Looking ahead, we are investing additional resources in our sales, marketing and consulting teams in order to effectively drive and monitor this strategy and capitalize on the opportunity we see in the data warehousing and Hadoop markets,” continued Mr. Alon.

“Revenue in the first quarter grew 13% to $11.7 million, despite it being seasonally our slowest quarter of the year. Looking ahead, we have a solid pipeline for new licensing agreements, as our strategy significantly impacts potential growth. We believe this is the right time for our business to invest in larger market opportunities in order to scale the company going forward,” concluded Mr. Alon.

Recent Operational Highlights
•	Won several Hadoop customers in the quarter, continuously selected over competing solutions, including wins with Ford Motor Company and Autodesk
•	Launched Attunity Compose, a data warehouse automation platform fully integrated with Attunity Replicate, following a successful pilot program
•	Enhanced our Big Data ingest solution with real-time streaming into Apache Kafka, including partnership with Confluent
•	Expanded Attunity CloudBeam solution for Google Cloud Dataproc
•	Recognized as one of the 20 Most Promising SAP Solution Providers in 2016 by CIOReview Magazine

Financial Highlights for Q1 2016, compared with Q1 2015
•	Total revenue increased 13% to $11.7 million
•	Total non-GAAP revenue increased 13% to $11.8 million*
•	Operating expenses increased to $14.9 million compared with $11.2 million for the first quarter of 2015
o
Increase in expenses reflects our global expansion, with total headcount increasing by 40 people over the past year - including 30 additions to the sales, sales support, marketing and consulting services teams

•	Total non-GAAP operating expenses increased to $12.8 million compared with $9.7 million for the first quarter of 2015*
•	Net loss of $3.6 million, compared with net loss of $1.3 million for the first quarter of 2015
•	Non-GAAP net loss of $1.7 million, compared with non-GAAP net income of $0.2 million for the first quarter of 2015*

Big Data Management and Cloud Solutions

Attunity continues to expand the capabilities of its Big Data management platform in response to strong market demand by offering strategic enterprise-wide solutions that address the growing needs of organizations. The Company’s enhanced platform accelerates data delivery and availability, automates data readiness for analytics and optimizes data management with insight and intelligence. There are currently three revenue pipelines contributing to our growth: direct sales, strategic OEMs and global resellers, and referrals from partners, such as system integrators, technology partners and the leading Cloud vendors.

In the first quarter of 2016, the Company completed its commercial launch of Attunity Compose, a new and innovative data warehouse automation software. Attunity Compose was piloted in the fourth quarter of 2015 and garnered a 100% adoption rate. All of the Attunity Compose pilot customers have purchased the software over the past several months. The Company also expanded its product portfolio to support cloud databases for Google Cloud Dataproc.

Attunity Visibility is being chosen by customers as their preferred solution to improve optimization of data warehouses for large scale enterprises in various industries, including financial services, telecommunications and health care.  The major benefits that Attunity Visibility offers customers are operational efficiencies, strategic cost-performance efficiencies, and the ability to better manage the rapidly escalating hardware upgrade costs associated with managing more data. As a result, the addressable market for Attunity Visibility is expanding as many enterprises are in the process of upgrading their large data warehouses for their critical business analytics in order to handle massive data volume growth.

Consulting Services

The ramp of our consulting group is being driven by demand from customers requiring these services for larger scale and enterprise-wide implementations. Attunity continues to make investments in building out the consulting group in order to address this market demand.

Financial Results for Q1 2016
Total revenue for the first quarter of 2016 increased 13% to $11.7 million, compared with $10.4 million for the same period in 2015. License revenue of $5.6 million for the first quarter of 2016 was flat compared with the same period in 2015. License revenue includes $0.8 million from a multi-million dollar, multi-stage strategic Hadoop deal signed during the quarter. Maintenance and service revenue grew 28% to $6.2 million, compared with $4.8 million for the same period in 2015.

Total non-GAAP revenue for the first quarter of 2016 was $11.8 million, compared with $10.4 million for the same period in 2015. This includes non-GAAP maintenance and service revenue of $6.2 million, which grew 28% from the same period in 2015.*

Operating expenses for the quarter increased to $14.9 million compared with $11.2 million for the first quarter of 2015. The increase in expenses mostly reflects the Company’s global expansion of the sales, sales support, consulting and marketing teams over the past year to accommodate growing demand; as well as the acquisition of Appfluent in March 2015.

Non-GAAP operating expenses for the quarter increased to $12.8 million compared with $9.7 million for the first quarter of 2015.*

Operating loss for the first quarter of 2016 was $3.2 million, compared with $0.8 million for the same period in 2015.

Non-GAAP operating loss was $1.1 million for the first quarter of 2016, compared with operating income of $0.8 million for the first quarter of 2015. Non-GAAP operating loss for the first quarter of 2016 excludes a total of $2.1 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $1.5 million of similar expenses for the same period in 2015.*

Net loss for the first quarter of 2016 was $3.6 million, or $0.22 per diluted share, compared with net loss of $1.3 million, or $0.09 per diluted share in the first quarter of 2015.

Non-GAAP net loss for the first quarter of 2016 was $1.7 million, or ($0.10) per diluted share, compared with non-GAAP net income of $0.2 million, or $0.01 per diluted share for the same period in 2015. Non-GAAP net loss for the first quarter of 2016 excludes a total of $1.8 million in expenses and amortization associated with acquisitions and equity-based compensation expenses, compared with $1.5 million of similar expenses for the same period in 2015.*

Cash and cash equivalents were $10.0 million as of March 31, 2016, compared with $12.5 million as of December 31, 2015. Cash and cash equivalents at the end of the first quarter of 2016 was impacted by an increase in accounts receivable and the additional investments in sales, sales support, consulting services and marketing teams.

Shareholders' equity as of March 31, 2016 decreased to $36.4 million, compared with $38.3 million as of December 31, 2015.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, May 5 at 10:00 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-438-5448 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-325-2315 (International). All dial-in participants must use the following code to access the call: 4550053.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through http://public.viavid.com/index.php?id=119023 or the Investor Relations section of Attunity's website, http://www.attunity.com/investor-relations.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through May 19, 2016, at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (International). Participants must use the following code to access the replay of the call: 4550053. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution,  test data management,  data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn, and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating income (loss), operating profit margin and net income (loss) per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, acquisition-related compensation expense and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we expect this growth to have a greater impact on our financial results over the coming quarters, we use forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2016 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,018	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2016 and December 31, 2015)	5,580	4,524
Other accounts receivable and prepaid expenses	1,389	639

Total current assets	$16,987	$17,685

LONG-TERM ASSETS:

Severance pay fund	$3,729	$3,513
Property and equipment, net	1,352	1,260
Goodwill and Intangible assets, net	39,641	40,252
Other assets	456	448

Total long-term assets	45,178	45,473

Total assets	$62,165	$63,158

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	793	664
Payment obligation related to acquisitions	2,026	2,204
Deferred revenues	11,031	9,354
Employees and payroll accruals	3,515	4,012
Accrued expenses and other current liabilities	1,196	1,248

Total current liabilities	$18,561	$17,482

LONG-TERM LIABILITIES:

Deferred revenues	1,043	1,348
Liabilities presented at fair value and other long-term liabilities	890	1,037
Payment obligation related to acquisitions	267	254
Accrued severance pay	4,986	4,746
Total long-term liabilities	$7,186	$7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at March 31, 2016 and December 31, 2015; Issued and outstanding: 16,490,464 shares at March 31, 2016 and 16,406,243 shares at December 31, 2015	1,885	1,876
Additional paid-in capital	146,288	144,836
Accumulated other comprehensive loss	(883)	(1,137)
Accumulated deficit	(110,872)	(107,284)

Total shareholders' equity	36,418	38,291

Total liabilities and shareholders' equity	$62,165	$63,158

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,

	2016	2015
	Unaudited

Software licenses	$5,575	$5,579
Maintenance and services	6,165	4,801
Total revenue	11,740	10,380

Operating expenses:
Cost of revenues	2,058	1,238
Research and development	3,300	2,196
Selling and marketing	8,457	6,182
General and administrative	1,130	1,556
Total operating expenses	14,945	11,172

Operating loss	(3,205)	(792)

Financial expenses, net	57	249
Loss before income taxes	(3,262)	(1,041)

Taxes on income	326	286
Net loss	(3,588)	$(1,327)

Basic and diluted net loss per share	(0.22)	$(0.09)
Weighted average number of shares used in computing basic and diluted net loss per share	16,606	15,505

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2016	2015
	Unaudited
Cash flows activities:
Net loss	$(3,588)	$(1,327)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	120	89
Stock based compensation	1,145	446
Amortization of intangible assets	696	502
Accretion of payment obligation related to acquisition	24	50
Changes in fair value of payment obligation related to acquisition	35	-
Change in:
Accrued severance pay, net	24	61
Trade receivables	(1,085)	1,041
Other accounts receivable and prepaid expenses	(700)	(471)
Trade payables	132	726
Deferred revenues	1,389	1,531
Employees and payroll accruals	(446)	(313)
Accrued expenses and other current liabilities	11	(204)
Change in liabilities presented at fair value and other long term liabilities	(147)	(36)
Change in deferred taxes, net	(10)	258
Other	38	-
Net cash provided by (used in) operating activities	(2,362)	2,353

Cash flows from investing activities:
Purchase of property and equipment	(211)	(133)
Acquisition of company, net of cash acquired	-	(10,400)
Net cash used in investing activities	(211)	(10,533)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	51	83
Net cash provided by financing activities	51	83

Foreign currency translation adjustments on cash and cash equivalents	18	(25)
Increase in cash and cash equivalents	(2,504)	(8,122)
Cash and cash equivalents at the beginning of the period	12,522	18,959
Cash and cash equivalents at the end of the period	$10,018	$10,837
Supplemental disclosure of cash flow activities:
Cash paid during the period for income taxes	$574	$621
Non cash activities:
Issuance of shares related to acquisitions	224	7,072

ATTUNITY LTD. AND SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except share and per share data

		Three months ended March 31, 2016				Three months ended March 31, 2015
		Unaudited				Unaudited
		GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP
	Software licenses	5,575			5,575	5,579			5,579
	Maintenance and services	6,165	18	(a)	6,183	4,801	35	(a)	4,836
	Total revenue	11,740			11,758	10,380			10,415

	Operating expenses:
	Cost of revenues	2,058	673	(b), (c)	1,385	1,238	443	(b)	795
	Research and development	3,300	362	(b), (c)	2,938	2,196	100	(c)	2,096
	Selling and marketing	8,457	831	(b), (c)	7,626	6,182	254	(b), (c)	5,928
	General and administrative	1,130	251	(c)	879	1,556	712	(b), (c)	844
	Total operating expenses	14,945			12,828	11,172			9,663

	Operating income (loss)	(3,205)			(1,070)	(792)			752
	Financial expenses, net	57	(123)	(d)	180	249	32	(d)	217
	Income (loss) before income taxes	(3,262)			(1,250)	(1,041)			535

	Taxes on income	326	(167)	(e)	493	286	(49)	(e)	335
	Net income (loss)	(3,588)			(1,743)	(1,327)			200

	Basic net income (loss) per share	(0.22)			(0.10)	(0.09)			0.01
	Weighted average number of shares used in computing basic net income (loss) per share	16,606			16,606	15,505			15,505

	Diluted net income (loss) per share	(0.22)			(0.10)	(0.09)			0.01
	Weighted average number of shares used in computing diluted net income (loss) per share	16,606			16,606	15,505			16,172

(a)	Valuation adjustment on acquired deferred services revenue

(b)	Acquisition-related adjustments and amortization of intangible assets:
		Three months ended March 31,
		2016	2015
	Cost of revenues	633	443
	Research and development	60	-
	Selling and marketing	279	59
	General and administrative	-	561
		972	1,063

(c)	Stock-based compensation expenses under ASC 718 included in:
	Cost of revenues	40	-
	Research and development	302	100
	Selling and marketing	552	195
	General and administrative	251	151
		1,145	446

(d)	Accretion of payment obligations related to acquisition and revaluation of liabilities presented at fair value:
	Revaluation of liabilities presented at fair value	(147)	(18)
	Acquisition-related financial expenses	24	50
		(123)	32

(e)	Taxes related to acquisitions